Dear shareholders,

We entitled our 2017 Annual Report “Biofrontera in a new light” and with this quarterly statement we are proud to report to you on further progress and successes during the first quarter of 2018.

Compared with the previous year, we increased our sales revenue from product sales by 108% to EUR 4,614 thousand, chiefly reflecting our successes in the USA – which has now become our most important sales market by far. The issuing of an individual J-Code (specific billing code) for our medication Ameluz®, which has been gradually included in the billing systems of physicians and hospitals since 1 January, as well as the significantly improved cost reimbursement for PDT after the introduction of new CPT-Codes in January 2018, have already exerted a very positive impact on our sales revenue growth. We have thereby largely resolved the initial difficulties during the past financial year relating to the reimbursement of treatment with Ameluz® in the USA. In order to exploit the full potential of Ameluz® in the US market, we have invested further in strengthening our sales infrastructure and in hiring qualified personnel. We have now appointed regional managers for all five regions in the USA, and we currently employ a total of 31 sales staff in the USA.

In Europe, the European Commission issued approval to treat actinic keratosis and field cancerisation with Daylight-PDT in early 2018. We have reached a very important milestone with this new expanded approval for Ameluz®, as Daylight-PDT represents an inexpensive and pain-free alternative to PDT treatment with a special lamp. Here, the topically applied medication is activated by natural or artificial daylight. As treatment with Daylight-PDT does not need to be administered at a physician’s practice, it competes directly with the self-applied topical medications that are much more widely disseminated in Europe, and is consequently also reimbursed by statutory healthcare funds in Germany. We expect that the significantly superior efficacy one year after PDT compared with the direct competitor product Metvix® (or Luxerm®), as proved in the comparative Phase III trial, will make market penetration easier for Ameluz®.

In the USA, we have submitted the revised version of the protocol for the Phase III trial for basal cell carcinoma to the FDA and plan to start with patient recruitment after the summer break.

With the IPO on the NASDAQ Stock Market in the USA in February 2018, we have successfully positioned the company in the world’s largest capital market. The announcement of this step already led to a marked improvement in the company’s market capitalization. As part of the offering of 6,000,000 new shares concurrently with the listing, we also secured the company’s further financing with net proceeds of EUR 21.6 million. These shares were placed as part of a rights offering to all existing shareholders as well as a parallel public offering in the USA. The placement in the USA occurred in the form of ADSs (American Depositary Shares), where each ADS securitises the right to two ordinary shares of Biofrontera AG.

On 30 April 2018, we prematurely repaid the 2016-21 Convertible Bond including accrued interest as only a small volume of approximately EUR 50 thousand was still outstanding.

Key figures

EUR ‘000 (unless stated otherwise)	3M 2018	3M 2017
	unaudited	unaudited
Sales revenue	4,676.4	2,616.2
Research and development costs	(938.2)	(1,127.1)
Sales costs	(4,300.7)	(3,585.7)
General administrative costs	(1,415.7)	(814.4)
Total result for the period	(3,171.7)	(3,459.3)

Cash and cash equivalents	30,321.5	15,432.7

Employees as at 31 March	126	104
Shares outstanding (number as at March 31)	44,416,828	37,722,433
Share price (closing Xetra as at March 31 in EUR)	6.01	4.23
ADS stock price (closing NASDAQ as at March 29 in USD)	16.52	n.a.

Biofrontera AG Quarterly announcement as of 31 March 2018	1

Results of operations

Sales revenue

Sales revenue of EUR 4,676 thousand overall was generated during the first quarter of 2017, reflecting 79% year-on-year growth. The increase in product revenues compared with the first quarter of 2017 even amounts to 108%. This growth mainly reflected a sharp increase in sales revenues in the USA, where we achieved EUR 3,406 thousand in the first quarter of 2018 (prior-year period: EUR 1,304 thousand). Sales revenue in Germany amounted to EUR 622 thousand, reflecting a slight decrease of EUR 18 thousand compared with the previous year’s first quarter. Despite this reduction, the number of Ameluz® units sold in pharmacies increased by 20%. The difference in sales revenue nevertheless reflects a significant effect from reimports from Austria. Accordingly, foreign sales revenue excluding the USA performed well in the first quarter, with total sales revenue of EUR 586 thousand being generated, an increase of EUR 307 thousand, or 110%, compared with the previous-year period. The aforementioned reimports contributed here, as well as sales revenue in Spain, which was up by 48%. The development projects with Maruho generated sales revenue of EUR 62 thousand in the first quarter of 2018 (prior-year period: EUR 393 thousand).

Operating costs

Research and development costs came in at EUR 938 thousand in the first quarter, a reduction of EUR 189 thousand, or 17%, year-on-year. This is due to lower costs from current clinical trials and development partnerships.

Sales costs amounted to EUR 4,301 thousand, an increase of EUR 715 thousand, or 20%, compared with the previous year’s first quarter. This increase chiefly reflects our investments in marketing and sales activities in the USA.

General administrative costs amounted to EUR 1,416 thousand in the first quarter of 2018, up by EUR 601 thousand, or 74%, year-on-year, especially due to an increase in legal fees as well as administrative costs in the USA, which are reported under general administrative costs from the 2018 financial year, and no longer under sales costs.

Interest expenses and income

The net balance of interest expenses and interest income amounted to EUR -502 thousand in the first quarter of 2018. This includes the proportional interest for the EIB loan as well as interest on the convertible bonds.

Biofrontera AG Quarterly announcement as of 31 March 2018	2

Consolidated results

Consolidated comprehensive income amounted to EUR -3,172 thousand in the first quarter of 2018, representing an improvement of EUR 288 thousand compared with the previous year’s result. This development mainly reflects the higher gross margin thanks to the marked increase in sales revenue.

Financial position

Share capital, capital measures

The fully paid in share capital of the parent company, Biofrontera AG, amounted to EUR 44,417 thousand on 31 March 2018. It was divided into 44,416,828 registered shares each with a notional nominal value of EUR 1.00. The total equity as of 31 March 2018 stood at EUR 21,839 thousand, compared with EUR 3,380 thousand as of 31 December 2017. The equity ratio increased from 17% to 57% in this context.

In February 2018, as part of a rights offering to all existing shareholders and a simultaneous public offering to investors in the USA, a total of 6,000,000 new shares with a notional nominal value of EUR 1.00 per share were offered and successfully placed at a subscription price of EUR 4.00 per share. The portion of the transaction placed in USA was issued in the form of ADSs (American Depositary Shares), whereby each ADS securitises two ordinary shares of Biofrontera AG. The subscription price per ADS amounted to USD 9.88.

Liquidity

Compared with 31 December 2017, the liquidity position as of the end of the first quarter of 2018 improved considerably thanks to the successful share and ADS placings in February 2018. Cash and cash equivalents amounted to EUR 30,322 thousand as of the reporting date, compared with EUR 11,083 thousand as of 31 December 2017.

Forecast

Business trends during the first quarter 2018 lay slightly above the Management Board’s expectations. As a consequence, the Management Board is retaining in full its forecast for the 2018 financial year, which was published on 30 April 2018. Accordingly, the Management Board anticipates full-year sales revenue at around between EUR 16 million and EUR 20 million and a net result for the year of between EUR -15 million and EUR -16 million. Details about the outlook are presented in the 2017 Annual Report, which is published on the website of Biofrontera AG at http://www.biofrontera.de/de/investoren/finanzberichte.

Biofrontera AG Quarterly announcement as of 31 March 2018	3

Consolidated balance sheet as at March 31, 2018

Assets

in EUR ‘000	March 31, 2018	December 31, 2017
	unaudited
Non-current assets
Tangible assets	739.5	746.4
Intangible assets	517.1	647.9
	1,256.6	1,394.3
Current assets
Current financial assets
Trade receivables	1,881.8	1,560.6
Other financial assets	666.4	571.0
Cash and cash equivalents	30,321.5	11,083.0
	32,869.6	13,214.6
Other current assets
Inventories
Raw materials and supplies	1,420.5	1,516.3
Unfinished products	428.9	484.6
Finished products and goods	1,407.6	1,731.5
Income tax reimbursement claims	51.4	52.0
Other assets	879.4	1,453.7
	4,187.7	5,238.0
	37,057.3	18,452.6
Total assets	38,313.9	19,846.9

Liabilities

in EUR ‘000	March 31, 2018	December 31, 2017
	unaudited
Equity
Subscribed capital	44,416.8	38,416.8
Capital reserve	116,399.1	100,769.3
Capital reserve from foreign currency conversion adjustments	940.2	699.6
Loss carried forward	(136,505.2)	(120,402.9)
Net loss of the year	(3,412.3)	(16,102.3)
	21,838.7	3,380.5
Long-term liabilities
Long-term financial liabilities	12,726.7	12,335.5

Current liabilities
Current financial liabilities
Trade payables	932.1	1,083.6
Current financial debt	131.5	170.5
Other financial liabilities	46.2	19.7
	1,109.8	1,273.7
Other current liabilities
Income tax provision	0.0	0,0
Other provisions	2,196.4	2,534.7
Other current liabilities	442.4	302.6
	2,638.7	2,837.2
Total current liabilities	3,748.6	4,111.0
Total equity and liabilities	38,313.9	19,846.9

Biofrontera AG Quarterly announcement as of 31 March 2018	4

Consolidated statement of comprehensive income for the first quarter of the 2018 and 2017 financial year

in EUR ‘000	3M 2018	3M 2017
	unaudited	unaudited
Sales revenue	4,676.4	2,616.2
Cost of sales	(670.6)	(363.2)
Gross profit from sales	4,005.8	2,253.0

Operating expenses
Research and development costs	(938.2)	(1,127.1)
General administrative costs	(1,415.7)	(814.4)
thereof financing costs	(352.2)	(169.6)
Sales costs	(4,300,7)	(3,585.7)

Loss from operations	(2,648.7)	(3,274.1)

Interest expenses	(503.5)	(176.1)
Interest income	1.5	1.3
Other expenses	(321.9)	(116.2)
Other income	60.3	52.7

Loss before income tax	(3,412.3)	(3,512.5)
Income tax	0.0	0.0
Loss for the period	(3,412.3)	(3,512.5)

Expenses and income not included in profit/loss	0.0	0.0
Items which may in future be regrouped into the profit and loss statement under certain conditions	240.6	53.2
Translation differences resulting from the conversion of foreign business operations
Other income total	240.6	53.2

Total loss for the period	(3,171.7)	(3,459.3)

Basic/diluted earnings per share in EUR	(0.08)	(0.09)

Biofrontera AG Quarterly announcement as of 31 March 2018	5

Financial calendar

11 July	Annual General Meeting of shareholders 2018
31 August	6-Month Report 2018
November 2018	Analysts’ conference 2018,
German Equity Forum 2018, Frankfurt
30 November	Report on the third quarter of 2018

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Biofrontera AG

Hemmelrather Weg 201

D-51377 Leverkusen

Telephone: +49 (0) 214 87 63 2 0

Fax: +49 (0) 214 87 63 2 90

Email: info@biofrontera.com

www.biofrontera.com

Investor Relations

Thomas Schaffer

Anke zur Mühlen

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Email: press@biofrontera.com

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